77D.      Policies with Respect to Security Investments

          On April 3, 2003, the Board of Trustees approved changes to the investment strategy of the Enhanced 30 Fund. The revised strategy utilizes a quantitative approach to enhanced index investing in all Dow components while maintaining a focus on dividend yield. Under the revised strategy, the Fund will seek to overweight the top three yielding stocks in the Dow Jones Industrial Average by 8% while underweighting the remaining 27 stocks. The Fund adopted the changes in its investment strategy on December 12, 2003.